Filer and Investment Company Act File Number:
Kinetics Mutual Funds, Inc. (811-09303)

Commission File Number of the Related Registration Statement: 333-218704

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Investment Managers Series Trust (811-21719)

INVESTMENT MANAGERS SERIES TRUST Horizon Spin-off and Corporate Restructuring Fund

SUPPLEMENT TO PROXY STATEMENT AND PROSPECTUS DATED JULY 31, 2017

DEAR SHAREHOLDERS:

This is a supplement, dated November 16, 2017, to the proxy statement and prospectus dated July 31, 2017 (the “Proxy Statement”), for the special meeting (the “Special Meeting”) of the shareholders of the Horizon Spin-off and Corporate Restructuring Fund (the “Horizon Fund”), a series of Investment Managers Series Trust (“IMST Trust”), a Delaware statutory trust. As was previously announced, the Special Meeting was adjourned to Thursday, December 7, 2017, at 12:00 p.m. Pacific Time, in the offices of Mutual Fund Administration, LLC, 2220 E. Route 66, Suite 226, Glendora, CA 91740.

At the reconvened Special Meeting, shareholders of the Horizon Fund will consider and vote on the following proposal, as set forth in the Proxy Statement:

To approve the Agreement and Plan of Reorganization adopted by the IMST Trust's Board of Trustees that provides for (1) the transfer of all assets of the Horizon Fund to the Kinetics Spin-off and Corporate Restructuring Fund (the “Kinetics Fund”), a newly created series of Kinetics Mutual Funds, Inc., in exchange solely for (a) shares of each class of the Kinetics Fund corresponding to an outstanding class of shares of the Horizon Fund equal in aggregate net asset value (“NAV”) to the aggregate NAV of the full and fractional shares of the Horizon Fund of the corresponding class, and (b) the Kinetics Fund's assumption of all of the liabilities of the Horizon Fund, followed by (2) the liquidating distribution to the shareholders of the Horizon Fund of the Kinetics Fund shares, pro rata on a class-by-class basis.

Under the authority given by the Board of Trustees to set record dates, the IMST Trust established a new record date of November 14, 2017 (the “Record Date”).  Only shareholders of record of the Horizon Fund as of the close of business on the Record Date will be entitled to vote at the Special Meeting or any postponement or adjournment thereof.  If the proposal is approved by shareholders of the Horizon Fund, Kinetics Asset Management LLC (“Kinetics”), which is an affiliate of Horizon Asset Management LLC (“Horizon”), the sub-advisor to the Horizon Fund, will serve as the investment advisor for the Kinetics Fund. As of the Record Date, Horizon, its affiliates and employees, and an affiliate of Liberty Street Advisors, Inc., the current advisor to the Horizon Fund, in the aggregate owned approximately 231,100 shares (10.2%) of the Horizon Fund and are eligible to vote on the proposal.  These entities and individuals are expected to vote in favor of the proposal, which substantially increases the likelihood that the proposal will be approved.

The capitalization of the Horizon Fund as of the Record Date, the Kinetics Fund's capitalization as of that date, and the Kinetics Fund's pro forma combined capitalization as of that date after giving effect to the reorganization are as follows:

(unaudited)	Net Assets	Shares Outstanding	Net Asset Value per Share
Horizon Fund Class A Shares	$4,250,588.42	398,278.604	$10.67
Kinetics Fund Class A Shares	$0	0	N/A
Kinetics Fund Pro Forma Class A Shares	$4,250,588.42	398,278.604	$10.67
Horizon Fund Class C Shares	$5,496,053.65	538,468.615	$10.21
Kinetics Fund Class C Shares	$0	0	N/A
Kinetics Fund Pro Forma Class C Shares	$5,496,053.65	538,468.615	$10.21
Horizon Fund Institutional Class Shares	$14,142,347.57	1,319,484.916	$10.72
Kinetics Fund Institutional Class Shares	$0	0	N/A
Kinetics Fund Pro Forma Institutional Class Shares	$14,142,347.57	1,319,484.916	$10.72

Principal Holders – Horizon Spin-off and Corporate Restructuring Fund

As of the Record Date, the Horizon Fund's shareholders of record and/or beneficial owners (to the IMST Trust’s knowledge1) who owned 5% or more of each class of the Horizon Fund's shares are set forth below:

Name and Address	Class	No. of Shares Owned	% of Shares
UBS WM USA 1000 Harbor Boulevard Weehawken, NJ 07086	Class A	178,956.508	45.08%
Morgan Stanley Smith Barney LLC Harborside Financial Center Plaza 2, 3rd Floor Jersey City, NJ 07311	Class A	37,679.063	9.49%
Kenneth R. Fisher Mountainside, NJ 07092	Class A	31,562.579	7.95%
Wells Fargo Clearing LLC 2801 Market Street Saint Louis, MO 63103	Class A	31,511.211	7.94%
UBS WM USA 1000 Harbor Boulevard Weehawken, NJ 07086	Class C	298,207.333	55.38%
Morgan Stanley Smith Barney LLC Harborside Financial Center Plaza 2, 3rd Floor Jersey City, NJ 07311	Class C	148,463.254	27.57%
Wells Fargo Clearing LLC 2801 Market Street Saint Louis, MO 63103	Class C	32,938.838	6.12%
UBS WM USA 1000 Harbor Boulevard Weehawken, NJ 07086	Institutional Class	774,009.233	61.13%
Charles Schwab & Co., Inc. 101 Montgomery Street San Francisco, CA 94104	Institutional Class	129,809.198	10.25%
NFS LLC FEBO Horizon Asset Management LLC New York, NY 10016	Institutional Class	77,343.039	6.11%

[1]
The IMST Trust has no information regarding the beneficial owners of Horizon Fund shares owned through accounts with financial intermediaries, except for information provided by Horizon and Liberty Street with respect to Fund shares owned by their affiliates, as described above.

As of the Record Date, the officers and Trustees of the IMST Trust, as a group, did not own of record or beneficially any of the outstanding voting securities of the Horizon Fund.

Principal Holders – Kinetics Spin-off and Corporate Restructuring Fund

As the Kinetics Fund has not yet commenced operations as of the Record Date, there are no control persons or principal holders of securities.

The Directors and officers of Kinetics Mutual Funds, Inc. as a group do not own any outstanding shares of the Kinetics Fund as the Kinetics Fund has not yet commenced operations.

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INSTRUCTIONS FOR NEW SHAREHOLDERS:

If you have become a shareholder of the Horizon Spin-off and Corporate Restructuring Fund since June 30, 2017 - Copies of the Notice and Proxy Statement, together with a proxy ballot or ballots relating to the proposal, will be mailed separately. Once these materials are received, please take a moment to vote your shares by following the applicable instructions that appear on the proxy card regarding voting by internet, telephone or mail, or by calling the Horizon Fund’s proxy solicitor toll-free at 1-800-690-6903.

INSTRUCTIONS FOR SHAREHOLDERS AS OF JUNE 30, 2017:

If you were a shareholder of the Horizon Spin-off and Corporate Restructuring Fund on June 30, 2017 - A proxy ballot or ballots relating to the proposal will be mailed separately. Please consult the Notice and Proxy Statement for more information regarding the proposal. The Proxy Statement is available at www.proxyvote.com. If you would like another copy of the Notice and the Proxy Statement, please call 1-800-690-6903, and one will be provided free of charge.

·
IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND DO NOT WISH TO CHANGE YOUR VOTE, no action is necessary. Unless we receive instructions from you to the contrary, we will vote your shares according to your instructions on your previously submitted proxy ballot(s) or pursuant to your instructions previously submitted by telephone or through the internet.

·
IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND WISH TO CHANGE YOUR VOTE, you may do so by following the applicable instructions that appear on the proxy card regarding voting by internet, telephone or mail, or by calling the Horizon Fund’s proxy solicitor toll-free at 1-800-690-6903.

·
IF YOU DID NOT PREVIOUSLY VOTE YOUR SHARES, please take a moment to vote your shares by following the applicable instructions that appear on the proxy card regarding voting by internet, telephone or mail, or by calling Horizon Fund’s proxy solicitor toll-free at 1-800-690-6903. VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS AND ELIMINATE PHONE CALLS TO YOU.

YOUR VOTE IS IMPORTANT.
IF YOU HAVE NOT ALREADY DONE SO, PLEASE RETURN YOUR PROXY
CARD PROMPTLY OR VOTE BY USING THE TOLL-FREE
 TELEPHONE OR INTERNET ADDRESS LISTED ABOVE.

Whether or not you plan to attend the Special Meeting, we urge you to authorize proxies to cast your votes. You can do this in one of the following three ways: (1) by completing, signing, dating and promptly returning the proxy card in the postage prepaid envelope that will be provided; (2) by calling the toll-free telephone number listed on your proxy card, or (3) via the Internet at the website shown on your proxy card. Your prompt voting by proxy will help ensure a quorum at the Special Meeting. Voting by proxy will not prevent you from voting your shares in person at the Special Meeting. You may revoke your proxy before it is exercised at the Special Meeting, either by writing to the Secretary of IMST Trust at the address noted in the Proxy Statement or in person at the time of the Special Meeting. A prior proxy can also be revoked by proxy voting again through the website or toll-free telephone number listed above.

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Dated November 16, 2017